Contact: Craig Dunham
                                       Dynasil Corporation of America
                                       Phone: (856) 767-4600
                                       Email: cdunham@Dynasil.com

        Dynasil Announces Third Quarter 2008 Results

WEST BERLIN, N.J. - August 13, 2008 - Dynasil Corporation of America (OTCBB: DYSL.OB), announced the results of operations for its 2008 third quarter ended June 30, 2008. Dynasil is a manufacturer of photonic products including optical materials, components, coatings and specialized instruments. For the 3 months ended June 30, 2008, revenues were $2,676,263, an increase of 3.5% over the three months ended June 30, 2007 and net income was $53,002 or $0.01 per share, a decrease of 46% over net income of $98,104 or $0.02 per share. Third quarter profits were impacted by staffing costs and other expenses in support of a significant
acquisition which closed on July 1, 2008.    The Company
also experienced weaker than expected results in its optical
materials business unit.   Through three quarters, year to
date performance shows a 5.1% increase in revenues to approximately $8.5 million and a 67% increase in net profit to $389,266 versus the prior year. Improved execution and a turnaround in the Company's EMF optical coatings unit is the largest contributor for the significant improvement in profitability.

On July 1, 2008, Dynasil acquired the stock of Radiation Monitoring Devices, Inc. and specific assets of RMD Instruments, LLC (together, "RMD") which are advanced instruments and research companies located in Watertown, MA. The purchase price totaled approximately $20 million. RMD revenues for the twelve months ended 6/30/08 were approximately $22.5 million. Preliminary, unaudited RMD profit before tax for the twelve months ended 6/30/08 was approximately $3 million. Management is very excited about this acquisition and views the addition of the RMD companies to be a transformational event for Dynasil. RMD is expected to more than triple the Company's revenues and net income.

RMD Instruments Corporation manufactures and sells instruments and components that management believes have high growth potential. These are sold into the medical imaging, environmental sensing and quality control markets and include hand-held analyzers for lead paint and medical probes for cancer surgery with the potential to significantly improve surgical outcomes. More than 30% of RMD's 2007 commercial revenue came from after-sales maintenance and support providing ongoing, profitable revenue from the installed base of instruments. RMD has been conducting government research under the SBIR program for more than 25 years and the current contract backlog exceeds one year. Management believes that prior and current research projects are a source for new commercial products in areas like medical imaging, augmented reality and homeland security.

The addition of RMD continues Dynasil's dramatic turnaround story. Since 2004 when CEO Craig Dunham joined the company, Dynasil has grown from an unprofitable $2.0 million of revenues to revenues which are expected to exceed $35.0 million for fiscal year 2009 with strong profitability.

 "Adding RMD involved a substantial investment of resources during Quarter Three but it is a major step in executing Dynasil's profitable growth strategy. We plan to apply our skills in effective execution to build on their strong cash flow by accelerating the growth of their current products as well as commercializing new technology," said Mr. Dunham, "We continue to execute our strategy of significant profitable, growth through acquisitions and organic growth through effective execution in our business units."
About Dynasil: Founded in 1960, Dynasil is a manufacturer of photonic products including optical materials, components, coatings and instruments for a broad range of applications markets in the medical, industrial and defense sectors. Its wholly owned subsidiaries are located in New Jersey, New York and Massachusetts.

This news release may contain forward-looking statements usually containing the words "believe," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-KSB and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.

Dynasil Corporation of America and
Subsidiaries
Consolidated Balance Sheets





                                       June 30       September
                                                        30
                                         2008          2007
                                     (Unaudited)
                                     ----------     ----------

              ASSETS

Current assets
   Cash and cash equivalents           $371,904       $496,948
   Accounts receivable, net           1,317,830      1,284,844
   Inventories                        2,036,849      1,832,720
   Deferred tax asset                   216,100        216,100
   Other current assets                 207,409        130,548
                                     ----------     ----------
      Total current assets            4,150,092      3,961,160

Property, plant and equipment, net    2,603,608      2,436,517

Other assets                            232,374         88,698
                                     ----------     ----------
      Total Assets                   $6,986,074     $6,486,375
                                     ==========     ==========
  LIABILITIES AND STOCKHOLDERS'
              EQUITY

Current liabilities
    Note payable to bank               $560,070       $311,870
    Current portion of long-term        167,119         99,237
debt
    Accounts payable                    496,109        684,208
    Accrued expenses and other          571,260        587,872
current liabilities
                                     ----------     ----------
      Total current liabilities       1,794,558      1,683,187

Long-term debt, net                   1,463,362      1,626,980

Stockholders' Equity                  3,728,154      3,176,208
                                     ----------     ----------

Total Liabilities and                $6,986,074     $6,486,375
Stockholders' Equity
                                     ==========     ==========


DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

                                   (Unaudited)
                                 Three Months Ended         Nine Months
Ended
                                      June 30                 June 30
                                  2008       2007         2008       2007

Sales                         $2,676,263  $2,584,519  $8,537,144  $8,124,031

Cost of Sales                  1,891,753   1,776,432   5,867,317   5,785,706
                               ---------   ---------   ---------   ---------
Gross Profit                     784,510     808,087   2,669,827   2,338,325

Selling, general and             678,736     660,459   2,131,366   1,960,250
                               ---------   ---------   ---------   ---------

Income from Operations           105,774     147,628     538,461     378,075

Interest expense - net            39,191      39,551     114,774     114,215
                               ---------   ---------   ---------   ---------

Income before Income Taxes        66,583     108,077     423,687     263,860

Income Tax expense                13,581       9,973      34,421      30,629
                               ---------   ---------   ---------   ---------

Net Income                       $53,002     $98,104    $389,266    $233,231
                               ---------   ---------   ---------   ---------
Net Income per share
   Basic                          $0.01       $0.02       $0.05       $0.03
   Diluted                        $0.00       $0.01       $0.05       $0.03

Weighted average shares
   outstanding                 6,743,853   6,114,679   6,559,629   5,104,271